

December 22, 2014

George Giouroukos
Chief Executive Officer
Poseidon Containers Holdings Corp.
c/o Technomar Shipping Inc.
3-5 Menandron Street
14561, Kifissia
Athens, Greece

> **Re: Poseidon Containers Holdings Corp.**
> **Draft Registration Statement on Form F-1**
> **Submitted December 10, 2014**
> **CIK No. 1620944**

Dear Mr. Giouroukos:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 55

Results of Operations, page 63

Nine months ended September 30, 2014 compared to the nine months ended September 30, 2013, page 63

1. In regard to the loss on sale of vessels of approximately $15.9 million recognized in the period, please include disclosure to discuss the reason for the sale of the vessels and the circumstances that caused a loss to be recognized. In connection with this, please explain to us your evaluation of impairment of the vessels associated with this loss prior to the recognition of the loss and why your conclusion was reasonable. Also, include in your

analysis the charter status of each of these vessels at December 31, 2013 and throughout the nine months ended September 30, 2014. If any of the vessels had been idle prior to the recognition of the loss, please tell us when they first became idle and the length of time idle.

Liquidity and Capital Resources, page 69

Cash Flows, page 70

Net Cash Provided by Operating Activities, page 71

2. Please clarify your disclosure in regard to how adjusted EBITDA caused an unfavorable change in your working capital position such that it directly contributed to a decrease in operating cash flow in the nine months period ended September 30, 2014 compared to September 30, 2013. In connection with this, it is not clear how the amount of the disclosed change in adjusted EBITDA between these periods of $8.2 million correlates to the amount of change in working capital between these periods of $0.5 million as indicated in your statement of cash flows. As part of your analysis, discuss the variance in material underlying factors that directly impacted operating cash flow and the reason for the variance.

You may contact Stephen Kim at (202) 551-3291 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ Justin Dobbie for

John Dana Brown
Attorney Advisor

cc: Gary J. Wolfe, Esq.
       Seward & Kissel L.L.P.